Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: September 13, 2023

Nasdaq TradeTalks – September 13, 2023

Brian Gordon, Jill Malandrino

The following is a full transcript of an interview made available at:

https://www.nasdaq.com/videos/offering-a-sustainable-alternative-to-conventional-plastics-0

Jill Malandrino

Welcome to Nasdaq TradeTalks. I'm Jill Malandrino, global markets reporter at Nasdaq. Joining me for this segment, we have Brian Gordon, founder and COO of Verde Bioresins to discuss offering a sustainable alternative to conventional plastics. Brian, it's great to see you. Welcome to TradeTalks.

Brian Gordon

Thank you very much, Jill.

Jill Malandrino

You got it, give us an overview of Verde Bioresins. What is the problem that you're looking to solve?

Brian Gordon

Sure. So, I started the company because I found out that 85% of all plastics go directly into the landfill in the United States, and only 5 to 6% of all plastics in the United States are ever recycled. So ultimately, we have a huge problem. We've seen it in terms of the islands of plastic floating in the oceans and strewn across all the beaches. So ultimately, Verde Bioresins created a formula called PolyEarthylene. And we create bio based, curbside recyclable, and landfill biodegradable plastics. So, ultimately -- and we do that on a drop-in basis, so current manufacturers can just take our products and put it into their current equipment. And we do it in a cost-effective basis as well.

Jill Malandrino

Brian, what differentiates your solutions from other plastic alternatives that are available?

Brian Gordon

So, the biggest function is that our products are drop-in ready. So, in other words, instead of just going ahead and making a single product, we're able to make, you know, thousands, hundreds of thousands, millions of things like this and this thermoforming application. We can make durable goods like this chain. We can also make living hinges. Life hinges, like on this product. This is a life hinge. So, we can make single use products and we can make durable goods and we can do it in a cost-effective basis, instead of making polymers which take years to decades and hundreds of millions, if not billions of dollars to create -- if they can ever scale. We make resins and we do it cost effectively with mostly off the shelf ingredients and equipment that we modify to suit our needs.

Jill Malandrino

Now, you have a proposed business combination between Verde and TLGY Acquisition Corp. What will that allow the company to do? What's the rationale behind that?

Brian Gordon

So, our goal is to raise north of $50 million net to enable us to scale from our current manufacturing facility, which by June of 2024 will get us about 50 million pounds a year.

Right now, we're looking at around 16 million pounds a year. But ultimately that next investment will get us to hundreds of millions of pounds a year and let us really provide a significant contribution to the environment and to our customers.

Jill Malandrino

Well, I'm reading here from your notes, the total addressable market for the plastics globally is $600 billion. I mean, there's a lot of opportunity there.

Brian Gordon

That's right. It's a huge market, $600 billion overall. We focus on the polyethylene and polypropylene aspects of the market, which represent about $300 billion a year. And ultimately, we hope to be able to take a percentage of that market.

Jill Malandrino

All right, Brian, thanks so much for joining us on TradeTalks. I'm Jill Malandrino, global markets reporter at Nasdaq.

Brian Gordon

Thank you very much, Jill.

About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.